Filed by Epicor Software Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Commission File No.: 000-20740

Subject Company: Scala Business Solutions N.V.

Set forth below is the text of a joint press release issued by Epicor Software Corporation and Scala Business Solutions N.V. on March 1, 2004.

Contacts:
Valerie Brodie VP, IR and Corporate Communications Epicor Software Corporation Irvine, CA, USA Phone +1 949 585 4293 Email vbrodie@epicor.com	Neville Hobson VP Corporate Communication Scala Business Solutions Amsterdam, The Netherlands Phone +31 20 427 4361 Mobile +31 655 763 924 Email neville.hobson@scala.net

Epicor and Scala Provide Update Regarding Public Offer for All Shares of Scala

Irvine, Calif., USA, and Amsterdam, The Netherlands – 1 March 2004 – Epicor® Software Corporation (NASDAQ: EPIC) and Scala® Business Solutions NV (Euronext: A.SCALA) today announced further information about the planned merger between the two companies.

Both companies said that, while the process of completing and publishing the offer documentation is taking longer than originally expected, they reiterated their firm commitment to the merger.

Scala said that the delay in completing the offer documentation has had an impact on its ability to adhere to its normal year-end timetable for announcing its 2003 results, originally planned for 2 March. The company said that, to ensure consistency between the two sets of public information – its annual accounts and the offer documentation – it will delay publication of its fiscal 2003 results and announce them in conjunction with the availability of the offer documentation.

The consideration offered remains unchanged – a cash price of US$1.8230 per Scala share plus 0.1795 shares of Epicor’s common stock subject to adjustment if any, as previously announced. Despite the procedural delays in completing all documentation for filing, both companies expect the offer documentation to be filed this month as previously announced.

Epicor’s Board of Directors reconfirms its full commitment to this strategic merger. Scala’s Supervisory Board and Managing Board reconfirm their full support for Epicor’s public offer, and recommend that shareholders accept it.

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About Epicor Software Corporation

For 20 years, Epicor has been a recognized leader dedicated to providing integrated enterprise software to midmarket companies around the world. With over 15,000 customers, Epicor has delivered end-to-

end, industry-specific solutions that enable companies to immediately improve business operations and build competitive advantage. Epicor’s comprehensive suite of integrated software solutions for Customer Relationship Management, Financials, Manufacturing, Supply Chain Management, Professional Services Management and Collaborative Commerce provide the scalability and flexibility to support long-term growth. Epicor’s solutions are complemented by a full range of services, providing single point of accountability to promote rapid return on investment and low total cost of ownership. Epicor’s worldwide headquarters is located in Irvine, California with offices and affiliates around the world. For more information, visit the company’s Web site at www.epicor.com.

Epicor is a registered trademark of Epicor Software Corporation. All other trademarks referenced are the property of their respective owners.

About Scala Business Solutions

Scala Business Solutions offers a collaborative ERP system to make business simple. Whether companies do business in established or emerging markets, or even in some of the world’s most difficult-to-get-to places, Scala offers them the most complete, integrated ERP, CRM and SCM solution on a Web services platform to help them increase their business efficiency and productivity. Scala has the local know-how and expertise to deliver results for businesses anywhere in the world, gained from over 25 years working with international companies and their subsidiaries and divisions in all types of industries. Scala delivers software and services which support local currencies, accounting regulations and legal requirements in more than 30 languages in over 140 countries.

Scala is listed on the Euronext Amsterdam Stock Exchange (symbol: SCALA). 2002 revenue was US$73.4 million.

Visit Scala’s Web site at www.scala.net for press information including press releases, information for investors, and company and product information.

© 2004 Scala Business Solutions NV. All rights reserved. The Scala logo, Scala® and iScala® are registered trademarks. Other trademarks or registered trademarks are the property of their respective owners.

Forward-Looking Statements

Management of Epicor Software Corporation and Scala Business Solutions NV believe certain statements in this press release may constitute forward-looking statements with respect to the financial condition, results of operations and activities of Epicor and Scala with respect to these items.

These forward looking statements include statements regarding the expected date of the availability of the offer documentation and commencement of the offer period, the purchase price, the expected benefits of the transaction and other statements that are not historical fact. These forward-looking statements are based on currently available data together with management’s views and assumptions regarding future events as of the time the statements are made. Actual results may differ materially from those expressed or implied in the forward-looking statements.

Such risks and uncertainties include but are not limited to, the companies’ ability to satisfy conditions to closing, including regulatory approvals, changes in the public markets for Epicor and Scala stock, the companies’ ability to integrate operations and retain key personnel; changes in the demand for enterprise resource planning products, particularly in light of competitive offerings; the timely availability and market acceptance of new products and upgrades; the impact of competitive products and pricing; the discovery of undetected software errors; the companies’ ability to realize the synergies and operating efficiencies anticipated from the acquisition and Epicor’s other acquisitions; changes in the financial condition of the companies’ major commercial customers and the companies’ future ability to continue to develop and expand their product and service offerings to address emerging business demand and technological trends and other factors discussed in Epicor’s Quarterly report on Form 10-Q, for the quarter ended

September 30, 2003. As a result of these factors the business or prospects expected by the company as part of this announcement may not occur. The companies undertake no obligation to revise or update publicly any forward-looking statements.

Note to US Holders of Scala Shares

The exchange offer will be made for the securities of a foreign company. If the exchange offer is made in reliance on Section 802 of the Securities Act, the exchange offer will be subject to disclosure requirements of a foreign country that are different from those of the United States of America. Financial statements included in the offering memorandum with respect to Scala will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Additional Information and Where To Find It

If an exemption to make the exchange offer is not available under Section 802 of the Securities Act, Epicor Software Corporation intends to file a registration statement on Form S-4 containing a prospectus and offering memorandum in connection with the proposed acquisition of Scala by Epicor (the “Acquisition”) pursuant to the terms of the Merger Protocol by and between Epicor and Scala. In such case, the offering memorandum and prospectus will be made available to Scala shareholders and the shareholders of Scala are urged to read these documents and other relevant materials when they become available because they will contain important information about the Acquisition, Epicor and Scala. The prospectus will not be a prospectus as referred to in article 3 paragraph 2 sub b of the 1995 Act on the Supervision of the Dutch Securities Trade (Wte 1995). The Netherlands Authority for the Financial Markets (AFM) has granted Epicor a dispensation from the requirement pursuant to article 3 paragraph 1 of the aforementioned Act. Investors and shareholders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s Web site at www.sec.gov. In addition, investors and shareholders may obtain free copies of the documents filed with the U.S. Securities and Exchange Commission by Epicor on Epicor’s Investor Relations page on its corporate website at www.epicor.com/company/investor/ or to Scala’s Investor Relations page on its corporate website, www.scala.net/investors/epicor/.

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